FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Wells Fargo & Company (Last) (First) (Middle) 420 Montgomery Street (Street) San Francisco, CA 94104 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 09/30/2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 41-0449260
4. Issuer Name andTicker or Trading Symbol

Pizza Inn, Inc.
pzzi

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)
   Other (specify below)

Description
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, par value $0.01 per share	2,905,000(1)(2)	I	By Pledgor under Pledge Agreement (1)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Explanation of Responses:

(1) Wells Fargo Bank Texas, N.A. ("WFB Texas"), is an indirectly wholly owned subsidiary of the reporting person and a joint filer to this Form 3. WFB Texas acquired these shares when it gave notice to an insider of the Issuer of WFB Texas' intent to exercise voting rights and dispose of shares of the Issuer pledged by such insider to WFB Texas. Although the reporting person and WFB Texas may each be deemed the beneficial owner of these shares under Section 13d-1(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the reporting person and WFB Texas disclaim beneficial ownership of these shares as the foreclosure and sale of these shares by WFB Texas, and exercise of voting rights with respect thereto, has not yet occurred, but will be attributable to the insider in default under Section 16 of the Exchange Act.

(2) Excludes 3,239 shares held in customer or fiduciary accounts in the ordinary course of business by Wells Fargo Bank Minnesota, N.A., an indirectly wholly owned subsidiary of the reporting person.

Joint Filer:

Wells Fargo Bank Texas, N.A.

By:    /s/ Michael B. Sullivan
Title: Senior Vice President

By: /s/ Wells Fargo & Company By: Laurel A. Holschuh, Senior Vice President & Secretary 10/10/02 ** Signature of Reporting Person Date SEC 2270 (07/02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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